




David J Kelley (He/Him) · 3rd

Senior Software Architect for BCG's Gamma Group, AGI Researcher, Autistic/ADHD, and Polymath

Greater Seattle Area · **Contact info**

500+ connections

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BCG **The Boston Consulting Group (BCG)**

P **UOP**

Experience

BCG

The Senior Software Architect for BCG's Gamma Group

The Boston Consulting Group (BCG)
Jul 2018 – Present · 3 yrs 3 mos
Greater Seattle Area

My role is to help multiple teams in the Catalyst program across the organization make better decisions around software architecture and process regarding the technical development of the Catalyst platform in part by setting technology and architecture strategy at the platform level. I own high-level architecture for Catalyst at BCG and I help balance those technical decisions and helping the architecture align with the needs of the business to …see more





Research Scientist and Advisory Board

AGI Laboratory

Sep 2016 – Present · 5 yrs 1 mo

Provo, Utah Area

Principal Researcher at a small academic Research and Development lab including critical development in AGI-related technology including the N-Scale Graph Database (scales up and out on the fly), ICOM Cognitive Architecture, a ...see more



Chief Technology Officer (CTO) - Solution Architect/Project Manager/Dev Manager

Hall Labs Inc.

Dec 2016 – Aug 2018 · 1 yr 9 mos

Provo, Utah Area

Focused on helping investment companies be successful from a technology standpoint. building and enforcing technology and information security, architecture and other best practices. Helping young companies build out ...see more


At The Table with: Peter Van Dyke, CEO of...


2017 Vanderhall Venice - Jay Leno's Garage

Chief Technology Officer (CTO), Microsoft MVP, Dev Manager/Project Manager

Z Inc./ PT Inc.

Dec 2012 – Nov 2016 · 4 yrs

Redmond

Led global operations including global strategy relating to technology and corporate technical marketing direction, long term future strategy, and business strategy.

...see more



Qatar eText TextBook Application



Lumenis Video Short



Principal Architect/ UX Architect, Microsoft MVP
[wire] stone
Jun 2009 – Mar 2013 · 3 yrs 10 mos
Seattle, WA

Built and managed emerging experience practice including engineering and design. Technical sales for digitial experiences.
- Set Corporate Strategy on technology and UX an ...see more



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Education



UOP
BA, Technology Management
1999 – 2001
Activities and Societies: IxDA

worked at Microsoft, studied Business information systems management...

MCC/UVSC
AAS, Computer Programming
1995 – 1997
Activities and Societies: Phi Theta Capa, Student Body President

Phi Theta Kappa, Student Body Government - President

Licenses & certifications

MCP Silverlight
Microsoft
Issued 2011 · No Expiration Date

HAM Radio License
FCC
Issued 2010 · No Expiration Date
Credential ID K1NGD

PMI - Project Management
Bellevue Community Collage
Issued 2006 · No Expiration Date

Volunteer experience

Board of Directors, ED (Chair)
The Pratoriate Foundation
Jan 2009 – Present · 12 yrs 9 mos
Science and Technology

I'm the executive director focused on the building of a long
term data repository that functions using low tech methods
for data retrieval and is sustainable over long periods of time.

Director - Board of Directors
BICA* AI Society
May 2019 – Present · 2 yrs 5 mos
Education

Helping reorganize, address legal issues and stabilize the
organization focused on research enabling researchers to
achieve artificial general intelligence based on brain-inspired
cognitive architecture.

Skills & endorsements

.NET · 99+

Robert von Leszczynski and 99+ connections have given endorsements for this skill

C# · 99+

 Endorsed by **Brian Noyes and 13 others who are highly skilled at this**

 Endorsed by **10 of David J'S colleagues at Wire Stone – Part of Accenture Interactive**

Web Development · 90

 Endorsed by **Jarod Ferguson and 1 other who is highly skilled at this**

 Endorsed by **8 of David J'S colleagues at Wire Stone – Part of Accenture Interactive**

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Recommendations

Received (17)   Given (40)

 **Mohan Dhas**
Senior Software Development Manager at LivePerson

May 18, 2016, Mohan reported directly to David J

David is a highly enthusiastic technical CTO who keeps up with the latest technologies. He is a very good product advocate, highly talented product spokesman and always represents the company and product to the clients in a highly professional manner. His greatest strength is his combination of t...

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Anjali Pahuja
Sr. PM, Brand CRM at Amazon

October 5, 2015, Anjali reported directly to David J

Few people have the opportunity to work for a manager who also coaches and mentors them—I feel very lucky to have found such a manager in David. He always provided constructive feedback and guidance to help me achieve work and personal goals. I'm truly inspired by his ability to resolve confl... See more

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Accomplishments

14 Publications ∨

Biologically Inspired Cognitive Architecture 2019 • The Transhumanist Handbook • Biologically Inspired Cognitive Architecture 2018 • Google It – Total Information Awareness • Course: Blend Interaction Design: Behaviors & VSM • Course: Expression Blend Interaction Design: Animation • Course: Introduction to Expression Blend • Course: Introduction to User eXperience Design • Course: Introduction to User eXperience Design Tools • Course: UX Design Win 8 Apps: Aesthetics and Design • Course: Mobile Development Using HTML 5 • Course: Windows Phone 7 Development using VS 2010 • Hacking Silverlight • Professional Silverlight 4 (Wrox Programmer to Programmer)

7 Honors & Awards ∨

Outstanding Research Award in the field of Cognitive Architecture for AGI • Dream Big Small Business of the Year Award • Fortune 500 Top 1000 Fastest Growing Company • 2014 Award of Distinction • Windows 8 Application Partner of the Year • Wood Badge • Microsoft MVP (Most Valuable Professional)

5 Languages ∨

C# • HTML5 • XAML • XML • tSQL

4 Courses ∨

PM Leadership • PMI Certificate Program • Post Graduate Studies – Transhumanist Studies • Woodbadge Leadership Training

4 Patents ∨

Bio cell System • Dynamic Form Logic System and Method for Using the Same • Machine Learning Based Content Aggregation and

Sorting Extrapolation System • Natural Language Wizard Based
System and Method for Software Application Generation

4 Projects ⌄

Ray Ozzy – Super Secret Project at Microsoft • Bill Gates Keynote for
TechEd08 • Balmer Dynamics Launch Keynote • Entertainment
Tonight/Emmy Awards

2 Organizations ⌄

LongNow Foundation • H+

Interests

 **Satya Nadella** in
Chairman and CEO at Micros
9,236,363 followers

 **Hewlett Packard Enterpr**
3,378,052 followers

 **Accenture**
7,286,316 followers

 **Rich Lesser** in
CEO at Boston Consulting Gr
152,369 followers

 **Autistic Professionals**
66 members

 **Microsoft**
14,973,028 followers

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